UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF

THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2022

PHOENIX CAPITAL GROUP HOLDINGS, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18575 Jamboree Road

Suite 830

Irvine, CA 92612

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated January 6, 2023, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/1818643/000165495423000193/pcg_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “our” or “our Company” refer to Phoenix Capital Group Holdings, LLC, a Delaware limited liability company.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company, was formed on April 16, 2019, to purchase mineral rights and non-operated working interests in the United States, primarily in the Williston Basin, the Permian Basin, the Powder River, and the DJ Basin, using the Company’s proprietary software system to identify unique opportunities. Although the Company has targeted specific regions, we are agnostic to geography and look to focus exclusively on the best “bang for the buck” when determining which assets to buy. The more area the Company can cover, the more we can ensure we are achieving the optimal return for invested capital.

The Company focuses on assets that present high near-term predictable cashflow. This analysis includes the geography of the asset, the probability of future oil wells and predictability of both the timing and value of the cashflow. Using the proprietary software that the Company has developed internally, the Company is typically able to achieve an average payback period of 9-30 months on assets it buys. Additionally, the Company employs a tax-efficient strategy of offsetting royalty income through use of intangible drilling costs (non-operated working interests).

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We have developed a highly customized and proprietary software platform which has customized inputs that pull in detailed land and title data, well level data including operator, production metrics, well status, date of all activities well specific activities, and historical reporting. Separately, a discounted cash flow model, using management inputs for discount rate and the price of oil, are used in an underwriting function to price assets. Various application programming interfaces (“APIs”) pull data from 3rd party databases and aggregate them into a dashboard with various levels of permission for our team. These APIs call-in refreshed data each night at midnight, so the dynamic nature of the system creates efficiency on a day-to-day basis. In function, this tool provides our sales and marketing team with a summary version of assets to prospect for acquisition. These assets are graded internally based on management’s desired target criteria for high probability of high near-term cash flows. A daily acquisition price is furnished to the sales team so that the sales team is informed as to the maximum price that we are willing to offer in any prospective transaction. Interested prospects then go through an automated document request using the Salesforce workflow, which distributes the opportunities to our operations team for the preparation of an offering and sale package. The offering and sale package is then delivered to the prospective seller. Using the CRM features, the sales team is able to record all notes in real time and each opportunity can be tracked from its original data upload through the lifecycle of the sales process. While the data inputs are largely based on public information, considerable customization and coding has been done specific to what we desire from the tool. This aggregate, niche, scalable software platform is specific to us and there is no known competitive product. As such, the software creates considerable intrinsic value to operational efficiencies, however, also has de-facto value should it ever be licensed or sold. We currently have no intention of licensing or selling the software.

The Company does not own any copyright, patent rights or any other intellectual property rights regarding its customized software platform; however, the Company believes the investment of significant monetary and intellectual resources have created a proprietary software platform that would be difficult to replicate.

Organizationally, the Company is broken into five departments made up of land and title, operations, technology, sales and marketing, and finance. Each business unit collaborates both internally and with the other departments to create both autonomy and a team environment. As of the date of this Annual Report, the Company has a combined domestic headcount of 51 employees and contractors.

We entered into a Credit Agreement on October 28, 2021 (the “Credit Agreement”) with Cortland Credit Lending Corporation (“Cortland”) which provided for a total senior facility of $28,000,000. On April 28, 2023, the Company and Cortland Credit Lending Corporation agreed to “term out” the remaining principal over 10-months, starting in April 2023 and ending in January 2024. The Cortland facility is secured by all of the property and assets owned by the Company. Our Bonds (defined below) are subordinated in the right of payment to the Cortland facility. The Credit Agreement contains provisions, representations, warranties, covenants and indemnities that are customary and standard for secured debt. The foregoing description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement incorporated by reference as an exhibit to this Annual Report.

We filed an offering statement on Form 1-A (the “Offering Statement”) with the United States Securities and Exchange Commission (the “SEC”) on November 19, 2021, as amended by Form 1-A/A amendments, filed on December 8, 2021 and December 20, 2021 respectively, which offering statement was qualified by the SEC on December 23, 2021.  We filed a post-qualification amendment to the Offering Statement on December 23, 2022, which was qualified by the SEC on January 5, 2023. Pursuant to the Offering Statement, as amended, we are offering a maximum of $75,000,000 in the aggregate of the Company's 9.0% unsecured bonds (the “Reg A Bonds”). The purchase price per Bond is $1,000, with a minimum purchase amount of $1,000. Assuming that the maximum amount of Reg A Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $74,250,000, if we sell the maximum offering amount. As of April 28, 2023, we had issued 60,217 Reg A Bonds for gross proceeds to the Company of $59,901,200.  The Reg A Bonds have maturities ranging from January 2025 to April 2026.  We intend to continue to sell the Bonds through December 23, 2024, or the date upon which our Manager determines to terminate the offering, in her sole discretion.

We are currently offering up to $300,000,000 of unsecured bonds in an offering exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506(c) of Regulation D promulgated thereunder (the “Reg D Bonds,” and together with the Reg A Bonds, the “Bonds”). As of the date of this offering circular, we have sold an aggregate principal amount of approximately $110,961,602 of the Reg D Bonds. The Reg D Bonds have maturities ranging from May 2023 to April 2030 and interest rates ranging from 8.0% to 12.0%.  Net proceeds from the sale of the Bonds will be used for the purchase of mineral rights and non-operated working interests, as well as additional asset acquisitions.

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Phoenix Capital Group Holdings, LLC was formed in the state of Delaware on April 16, 2019. As of December 31, 2022, the Company conducts operations from three physical offices located in Irvine, CA, Denver, CO, and Casper, WY respectively.

Phoenix developed a software platform in 2019 to identify, analyze, underwrite, and formally transact in the purchasing of mineral royalty assets. Mineral royalties are contractual obligations at defined royalty rates between an operator that acts as a payor, and a mineral owner. Upon completion of an acquisition, Phoenix becomes the beneficiary of this contract royalty payment, as the mineral owner of record. With respect to the technology platform, the software is used solely for the internal benefit of Phoenix and is not currently licensed to any 3rd party. The analytics driven; automated system incorporates data sets from multiple 3rd party sources through custom API’s that call in refreshed data every 24 hours. Within the system, various dashboards can be accessed to analyze and review granular data sets at the asset level. Internal underwriting criteria generate offers to purchase assets furnished to the Phoenix sales and marketing team based on a discounted cash flow model driven by conservative estimates and inputs as a function of the data analysis and management inputs and assumptions.

Since inception, Phoenix has acquired over 2,364 different mineral assets of which roughly 2,153 remain owned by the Phoenix as of the date of this Annual Report. Assets that were disposed of were conveyed principally to private equity firms who operate in the vibrant, liquid secondary market.

As of the date of this Annual Report, the Company database has nearly 318,000 individual records in the current markets of interest which are comprised of the key basins in North Dakota, Montana, Wyoming, Colorado, and Texas. The software can incorporate data sets form any basin within the United States, however the addressable market in the focus regions alone is more than sufficient to create significant scale. However, management does anticipate expanding beyond these regions over time.

Phoenix is a private, family and employee-owned company.

Results of Operations — For the Years Ended December 31, 2022 and December 31, 2021

Phoenix closed its $28 million investment facility on October 28, 2021 with Cortland Credit Lending Corporation. In addition, Phoenix formally launched its Regulation A and D offerings in early 2022 to warm reception. These programs have raised over $83 million in funds as of December 31, 2022 with the trend line of investments in these programs continuing to accelerate. The company views this extraordinary method of capitalizing the Company as a unique competitive advantage to its peers. The addition of this capital into the Company’s buy-and-hold strategy coupled with higher commodity pricing seen across the globe have yielded higher revenues than seen in the same period in 2021.

Revenue

Royalty revenues significantly increased in the same period in 2022 in comparison to 2021, as was expected by the increase in capital investment in the Company and the price increase across the global commodity markets ($57,562,966 and $13,568,798, respectively).  If our capital raising efforts continue at our recent pace, or increase in pace, Management believes revenues will grow at a similar pace over the next several years as additional capital is deployed and the Company continues to generate compounding revenue streams.

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Operating Expenses

The Company recorded operating expenses of $45,037,108 in the annual period ended December 31, 2022, in comparison to $12,928,033 in the same period in 2021. The increases in period over period operating expenses were driven by increased personnel expense, general increased overhead expenses, increased sales and marketing expenditures, and associated professional fees and expenses. The operating expenses of the Company will continually grow in relation to assets in the portfolio due to the relational manner of mineral rights royalties to depletion and various oil and gas taxes and expenses (owner deductions, severance taxes and ad valorem taxes) as well as increased costs of maintaining and improving mineral, leasehold, and capital acquisition systems.

A large portion of the operating expenses of the company are related to future growth – as one example, advertising for mineral, leasehold, and capital acquisition in 2022 increased over 23 times the similar expense line item in 2021. This expense, when isolated, is targeted at future growth for the company, while the expense is incurred in the present period.

Net Loss

The Company recorded a net loss of $702,676 in the annual period ending December 31, 2022 and $659,546 for the same period in 2021. The company expects to operate at a net income (again) starting as early as 2023. The company expects revenues to increase in greater proportion to expenses as the company continues to leverage its competitive advantages over the industry. In addition, the company invested over $72.5 million in assets and drilling projects in the second half of 2022, the majority of which will begin contributing revenues in 2023.

EBITDA

The Company significantly increased the EBITDA generated to $24,804,670 for the annual period ending December 31, 2022 in comparison to the same period from 2021 of $6,617,914. The increased EBITDA is attributable to the increased capital available to the company to invest in attractive oil and gas projects, along with an increased commodity pricing around the globe. The company expects EBITDA to continue to grow, period-over-period.

EBITDA is a non-GAAP supplemental financial measure used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis. EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization. EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash and receivables of $8,619,253 and total current liabilities of $80,455,071 comprised primarily of accounts payable, maturing Bonds and unsecured notes, and the Cortland facility which was due to mature on April 28, 2023, however, the Cortland facility was termed out over a 10 month amortization as discussed above. If necessary, the Company may sell assets in order to generate cash.  Phoenix intends to continue to rely on its cash from operations and ability to incur additional indebtedness for its short and long term liquidity.

Plan of Operations

Phoenix Capital Group Holdings plans on engaging in the continued acquisition of mineral and leasehold assets over the course of the next 12 months. In the opinion of management, based on historical profitability, positive cash flows, and the prospective investment, that the aggregate liquidity resources available to the Company are sufficient to meet its ongoing and prospective capital needs to continue to execute the business plan. Fixed overhead is not anticipated to materially increase, and resources from this offering and those available from organic and existing sources, will largely be deployed in the continued purchase of mineral assets.

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Trend Information

The Company is excited and encouraged by the success of its capital raising program. The company believes it has two very powerful competitive advantages to its peers, its industry-leading underwriting software and its unique (in the Company’s industry) successful capital raising program. Management believes that coupling those competitive advantages will create a sustainable and attractive growth vehicle that can elevate the Company to an industry leader in the mineral rights and non-operated working interest domain. The size and scale of the Company at the end of 2022 allow the Company to evaluate drilling its own leasehold assets, allowing the Company to further control its cashflow and capitalize upon prospective opportunities.

Item 3. Managers and Officers

Our Company is a manager-managed limited liability company and managed by our sole manager pursuant to our limited liability company agreement. Lion of Judah, LLC has the power to select the manager of our Company in its sole discretion. The following table sets forth information on our manager and executive officers.

			Manager/Officer
Name	Age	Position with our Company	Since
Lindsey Wilson	37	Manager and Chief Operating Officer	April 2019
Curtis Allen	37	Chief Financial Officer	February 2020
Kris Woods	36	Chief Technology Officer	August 2019
Sean Goodnight	47	Chief Acquisition Officer	June 2020
Justin Arn	42	Chief Land and Title Officer	April 2020
Brynn Ferrari	33	Chief Marketing Officer	April 2023
Matt Willer	46	Vice President of Capital Markets	March 2021
Adam Ferrari	40	Vice President of Engineering	April 2023

Set forth below is biographical information for the executive officers and managers of our Company.

Lindsey Wilson, Manager and Chief Operating Officer. Lindsey brings years of extensive practical experience leading diverse, multidisciplinary teams in the energy sector. Lindsey entered the oil and gas industry in 2011 as a Leasing Agent in Texas and this foundational experience was the springboard that ultimately allowed her to transition into more advanced management roles within the mineral and leasehold acquisition space. As a founding member of Phoenix Capital Group, Lindsey establishes the objectives of the business and leads all operational functions within the Company. Responsible for overseeing the day-to-day operations of Phoenix Capital Group, Lindsey takes great pride in working with all departments on setting and achieving aggressive business goals. Lindsey graduated from the University of Texas Arlington and holds a Bachelor of Business Administration with a concentration in Marketing.

Curtis Allen, Chief Financial Officer. Curtis graduated magna cum laude from SUNY Oswego with both his BS and MBA concentrated in accounting. Curtis has over 10 years’ experience in financial services with an emphasis on investment analysis. As a CPA, Curtis has a range of experiences from his private tax-practice to auditing billion-dollar defense contractors with the Department of Defense. Most recently, he has spent over 7 years managing investments for personal and corporate clients. Alongside being a CPA, Curtis also holds series 7 and 66 licenses and has passed the CFA level I. At Phoenix Capital Group, Curtis is responsible for all accounting and finance functions and underwriting new potential deals along with a multitude of day-to-day operational tasks.

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Kristopher Woods, Chief Technology Officer. Kris has over 12 years’ experience as a consultant and software engineer working across a number of industries including energy, health & fitness and consumer goods. At Phoenix Capital Group, his responsibilities include identifying and validating technological needs, as well as overseeing the implementation and management of all software solutions. He has developed extensive insights into custom software and technology solutions over the course of his career and brings that knowledge and ability to lead diverse teams to his role at Phoenix Capital Group. Kris holds a B.A. in Computer Science from Lewis & Clark College and dual Masters degrees from Loyola Marymount in Business Administration and Systems Engineering.

Sean Goodnight, Chief Acquisitions Officer. Sean brings over 25 years of consultative sales experience to Phoenix Capital Group. As a Colorado native, he attended the University of Northern Colorado and spent the early part of his career in the health care and insurance industries. He was introduced into the oil and gas industry in 2016 working with mineral acquisitions where he quickly transitioned into management. With Phoenix Capital Group, Sean leads the Acquisitions department and has implemented processes, developed tools, and introduced materials that have contributed to the continued success of the Company. He has built a team of talented, sophisticated professionals who possess the expertise and skillset to maintain the high level of standards that have become the foundation of his department.

Justin Arn, Chief Land & Title Officer. Justin graduated from the University of Hawaii at Manoa and majored in Philosophy with a minor in Business Administration. Justin began his Land career researching mineral and royalty rights for multiple mineral acquisition companies focusing on the DJ Basin in Weld County, Colorado and Laramie County, Wyoming. He has coordinated and managed title projects, large and small, in Wyoming, Colorado, North Dakota, Montana, and Texas, and performed and managed opportunity and due diligence title work for the purchase of thousands of Royalty Acres throughout the DJ, Bakken, and Permian basins. Justin is an active member of the American Association of Professional Landmen, and the Wyoming Association of Professional Landmen.

Brynn Ferrari, Chief Marketing Officer.  Brynn comes to us bringing over 12 years of experience with a variety of marketing experience across digital, talent relations, events and social media. With a Public Relations degree from the University of Southern California she is a true Trojan at heart and is a Young Leader for the USC Alumni Association. Prior to her position at the Company, Brynn led projects working in-house for American Honda Motor Co., Amazon, the Estee Lauder Companies, and Unilever Prestige. She also managed multi-million dollar advertising campaigns and spearheaded creative innovation for first-to-market products including the launch of an AR partnership integration with Modiface for Estee Lauder Companies for the brand, Smashbox Cosmetics. As the Chief Marketing Officer at the Company, she is responsible for developing both the marketing team and the Investor Relations team with a focus on process efficiencies and team growth. She owns strategy across all marketing platforms passionately sharing our story and the people behind the Company.  Brynn Ferrari is Adam Ferrari’s spouse and the daughter-in-law of Charlene and Daniel Ferrari.

Matt Willer, Vice President of Capital Markets. Matt Willer is a seasoned finance professional that has spent 22 years professionally assisting Companies of all sizes, in a variety of industries, with their financing needs. Matt’s career began at Smith Barney and after his early professional life was spent at a large investment bank he sequentially migrated to smaller firms where he has been able to have more autonomy and interaction with clients. For the past decade, Matt’s experience has largely been in an internal investment banking function to the operating companies that he is assisting. With experience in both debt and equity transactions, across both private and public Companies, Matt has raised well over $100 million in new capital for the Companies he’s worked with. Matt brings an entrepreneurial finance background to Phoenix Capital Group Holdings where he currently maintains the title of Vice President of Capital Markets and has recently become a partner with the firm. Matt graduated from the University of Southern California with a degree in Business Administration with a dual specialty in Finance and Management.

Adam Ferrari, Vice President of Engineering. Adam graduated from the University of Illinois at Urbana-Champagne Magna Cum Laude with a Bachelor’s of Science Degree in Chemical Engineering. Adam began his career with BP America as a completions engineer in 2005. During his tenure with BP, Adam served in various drilling, completions, and production roles both in the Gulf of Mexico and the onshore US business units. Following his experience at BP, Adam transitioned to an equity analyst role within the Oil and Gas division at Macquarie Capital in Denver, CO. After gaining experience on the financial services side of oil and gas, Adam transitioned back to the operating side of the industry in a lead Petroleum Engineering role with start-up Halcon Resources. While at Halcon, Adam supported various exploration and development programs in the broader gulf coast region and the Bakken shale asset in North Dakota. Following his tenure at Halcon, Adam pursued various entrepreneurial opportunities on the mineral acquisitions side of the oil and gas industry that ultimately led him to the Company. Adam has served in an advisory role at various points for Phoenix and as of April of 2023, Adam was promoted to VP of Engineering for the company. At the Company, Adam is responsible for conducting engineering evaluations across all areas of interest and making purchase recommendations to the executive team at Phoenix Capital Group. Adam Ferrari is Brynn Ferrari’s spouse and the son of Charlene and Daniel Ferrari.

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Manager and Executive Officer Compensation

Name	Position	Cash Compensation	Other Compensation	Total Compensation
Kris Woods	Chief Technology Officer	$170,000	(1)	$170,000

Lindsey Wilson	Manager and Chief Operating Officer	$175,000	(2)	$175,000

Curtis Allen	Chief Financial Officer	$172,500	(3)	$172,500

(1) The Company has granted Mr. Woods a 3.47% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement.

(2) The Company has granted Ms. Wilson an 8.16% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement.

(3) The Company has granted Mr. Allen an 8.16% “profits interest,” as that term is used in Internal Revenue Service revenue rulings, pursuant to a Profits Interest Award Agreement which is filed as an exhibit to the Offering Statement.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

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Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Daniel Ferrari*	N/A	28.79%

LLC Interests	Charlene Ferrari*	N/A	28.79%

LLC Interests	Lindsey Wilson**	N/A	8.16%

LLC Interests	Curtis Allen**	N/A	8.16%

LLC Interests	Kris Woods**	N/A	3.47%

LLC Interests	Sean Goodnight**	N/A	3.47%

LLC Interests	Justin Arn**	N/A	4.72%

LLC Interests	All Executives and Managers	N/A	28.98%

* Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in and are the managers of Lion of Judah, LLC, which owns 57.58% of the Company. Their address is 1983 Water Chase Drive, New Lenox, IL 60451.  Adam Ferrari is the economic interest owner of Lion of Judah, LLC, but has no voting or managerial interest in Lion of Judah, LLC and, therefore, is not a beneficial interest holder of the Company.

** 18575 Jamboree Road, Suite 830, Irvine, CA 92612.

Item 5. Interest of Management and Others in Certain Transactions

The Company and Adam Ferrari, our Vice President of Engineering and son of Charlene and Daniel Ferrari, entered into a Consulting Agreement on November 1, 2021 for Mr. Ferrari to provide petroleum engineering consulting services to the Company.  This Consulting Agreement terminated as of the commencement of Mr. Ferrari’s employment as our Vice President of Engineering.  Over the course of the Consulting Agreement, we paid Mr. Ferrari a total of $507,416.69 in consulting fees, including $323,000 in fiscal year 2022.

Item 6. Other Information

None.

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Item 7. Financial Statements

 PHOENIX CAPITAL GROUP HOLDINGS, LLC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

As of and for the years ended December 31, 2022 and 2021

And Report of Independent Auditor

10

PHOENIX CAPITAL GROUP Holdings, LLC and subsidiaries

F-1

Report of Independent Auditor

To the Board of Directors and Members

Phoenix Capital Group Holdings, LLC

Hermosa Beach, California

We have audited the accompanying financial statements of Phoenix Capital Group Holdings, LLC (a Delaware corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, members’ equity, and cash flows for the years ended December 31, 2022 and December 31, 2021, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Capital Group Holdings, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

F-2

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedules of reconciliation of earnings before income taxes, depreciation and amortization (EBITDA) to net income (loss) and selling, general, and administrative expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ft. Lauderdale, Florida

August 25, 2021

F-3

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022 and DECEMBER 31, 2021

	December 31,
	2022	2021
ASSETS
Current Assets:
Cash	$4,964,832	$370,260
Accounts receivable, no allowance	4,012,720	1,281,758
Financial derivatives (net)	-	172,677
Total Current Assets	8,977,552	1,824,695

Oil and gas properties, at cost, using the successful method of accounting:
Proved properties	123,423,987	48,423,233
Unproven properties	41,827,688	858,502
Total oil and gas properties	165,251,675	49,281,735
Accumulated depletion	(22,838,833)	(8,592,334)
Net oil and gas properties	142,412,842	40,689,401

Other Assets:
Right of use office leases (net)	2,151,889	-
Other receivables and assets	1,470,382	82,339
Total Other Assets	3,622,271	82,339
Total Assets	$155,012,665	$42,596,435

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$18,583,105	$3,344,128
Accrued expenses	939,485	111,209
Line of credit	23,000,000	21,850,000
Current portion of notes payable	29,856,684	6,006,987
Current portion of deferred closings	5,695,582	2,171,545
Current portion of accrued interest and accretion	960,770	-
Vendor agreements	1,006,434	-
Current portion of office lease liability	413,011	-
Financial derivatives (net)	1,900	-
Total Current Liabilities	80,456,971	33,483,869

Noncurrent Liabilities:
Notes payable	64,500,820	5,364,221
Deferred closings	5,533,138	799,395
Accrued interest and accretion	305,846	-
Office lease liability	1,852,865	-
Asset retirement obligation	62,216	40,465
Total Noncurrent Liabilities	72,254,885	6,204,081
Total Liabilities	152,711,856	39,687,950

Members' Equity	2,300,809	2,908,485
TOTAL LIABILITIES AND MEMBERS' EQUITY	$155,012,665	$42,596,435

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-4

PHOENIX CAPITAL GROUP Holdings, LLC and subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

years ended DECEMBER 31, 2022 and DECEMBER 31, 2021

	Year Ended December 31,
	2022	2021
REVENUES
Gain on sale of assets	$-	$207,655
Mineral and royalty revenues	57,562,966	13,568,798
Total revenues	$57,562,966	$13,776,453

OPERATING EXPENSES
Depletion on oil and gas properties	14,246,499	5,599,048
Other depreciation, depletion, accretion and amortization	90,519	8,482
Selling, general, and administrative expenses	6,382,120	2,197,735
Lease operating expenses	2,379,714	-
Severance and owner deducts	10,202,466	2,721,248
Payroll and payroll expenses	3,412,331	1,185,695
Contractors and professional fees	2,973,585	984,535
Advertising and marketing	5,349,874	231,290
Total operating expenses	45,037,108	12,928,033

Income from operations	$12,525,858	$848,420

OTHER REVENUES
Paycheck Protection Loan loan forgiveness	-	192,437
Total other revenues	$-	$192,437

OTHER EXPENSES
Interest expense	(10,989,671)	(1,669,930)
Loss on financial derivatives	(2,238,863)	(30,473)
Total other expenses	$(13,228,534)	$(1,700,403)

NET LOSS	$(702,676)	$(659,546)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-5

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

Balances, December 31, 2020	$3,073,031
Contributions	770,000
Distributions	(275,000)
Net loss	(659,546)
Balances, December 31, 2021	2,908,485
Contributions	200,000
Distributions	(105,000)
Net loss	(702,676)
Balances, December 31, 2022	$2,300,809

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-6

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

	Year Ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(702,676)	$(659,546)
Adjustments to reconcile net loss to net cash
flows from operating activities:
Depletion on oil and gas properties	14,246,499	5,599,048
Other depreciation, depletion, accretion and amortization	90,519	8,482
Asset retirement obligation	21,751	17,417
Noncash lease expense	113,987	-
Noncash interest expense	1,004,097	-
Gain on sale of assets	-	(207,655)
Changes in operating assets and liabilities:
Increase in accounts receivable	(2,730,962)	(1,281,758)
Increase in vendor agreements	1,006,434	-
Increase in other assets	(679,336)	(233,597)
Increase in accrued interest and accretion	867,705	-
Increase in accounts payable and accrued liabilities	321,345	368,375
Net cash flows from operating activities	13,559,363	3,610,766

CASH FLOWS FROM INVESTING ACTIVITES
Additions to oil and gas properties and leases	(100,224,032)	(33,756,844)
Proceeds from sale of assets	-	1,413,876
Additions to equipment and other property	(624,649)	-
Net cash flows from investing activities	(100,848,681)	(32,342,968)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowing of bank line of credit	1,150,000	25,155,000
Repayment of bank line of credit	-	(6,055,000)
Borrowing of notes payable	83,986,292	16,171,208
Repayment of notes payable	(999,996)	(8,709,950)
Members’ contributions	200,000	770,000
Members’ distributions	(105,000)	(275,000)
Increase in deferred closings	7,652,594	1,876,222
Net cash flows from financing activities	91,883,890	28,932,480

Net change in cash	4,594,572	200,278
Cash, beginning of year	370,260	169,982
Cash, end of year	$4,964,832	$370,260

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION
Paycheck Protection Program Loan Forgiveness	$-	$192,437
Cash paid during the period for interest	9,723,055	1,669,930
Accruals of asset retirement obligation	21,751	40,465
Accruals of capital expenditures	15,745,908	-

The accompanying notes to the consolidated financial statements are an integral part of these statements.

F-7

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 1 – Business and basis of presentation

Phoenix Capital Group Holdings, LLC

Phoenix Capital Group Holdings, LLC (“Phoenix” or the “Company”) is a Delaware Limited Liability Company formed on April 23, 2019, to acquire mineral rights, royalty interests, non-operated working interests and operated positions primarily in the Permian Basin, TX, the Williston Basin, ND/MT, the Denver-Julesburg Basin, CO/WY and the Powder River Basin, WY.

The Company, through utilization of proprietary software developed internally coupled with years of industry experience, believes it has a significant competitive advantage in the marketplace.

Phoenix operates as a profit-share partnership. At the end of 2022, there are eleven profit-share partners, of which Lion of Judah Capital, LLC, a Delaware Limited Liability Company, is the majority profit-share owner and exclusive equity contributor and owner. At the end of 2022, Lion of Judah Capital, LLC was a 57.58% profit-share owner.

In 2022, Phoenix also formed two wholly-owned subsidiaries, Phoenix Capital Group Holdings I, LLC and Phoenix Operating, LLC.

Phoenix Capital Group Holdings I, LLC

Phoenix Capital Group Holdings I, LLC is a Delaware Limited Liability Company formed on November 16, 2022 designed to raise debt capital under Regulation A+ of federal securities law. The subsidiary is designed to have junior security interests in properties that Phoenix Capital Group Holdings, LLC owns. Phoenix Capital Group Holdings I, LLC raises money through debt securities and lends those funds to the parent secured by the junior mortgage interests. At the end of 2022, Phoenix Capital Group Holdings I, LLC had no material assets, liabilities, expenses or revenues.

Phoenix Operating, LLC

Phoenix Operating, LLC is a Delaware Limited Liability Company formed on January 6, 2022 designed to drill, complete and operate wellbores under the Phoenix Capital Group Holdings, LLC brand. Phoenix Operating, LLC will employ all of the direct and indirect personnel, including contractors, required to drill, complete and operate wellbores throughout the United States. Phoenix Operating, LLC operates as a profit-share partnership. At the end of 2022, Phoenix Operating, LLC had no material assets, liabilities, expenses or revenues.

Note 2 – Significant accounting policies

Basis of preparation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair representation. The Company operates in one segment: oil and natural gas exploration and production.

Principles of consolidation

The accompanying consolidated financial statements include the financial statements of Phoenix Capital Group Holdings, LLC and its wholly-owned subsidiaries Phoenix Capital Group Holdings I, LLC and Phoenix Operating, LLC (collectively, the “Company”). All inter-entity accounts and transactions have been eliminated in consolidation.

F-8

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 2 – Significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The balances may exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there may be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.

Fair value of financial instruments

The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, vendor agreements and accrued liabilities, approximate their fair value at December 31, 2022 and 2021 because of the short-term maturity of these instruments.

Asset retirement obligations

Fair values of legal obligations to retire and remove long-lived assets are recorded when the obligation is incurred. When the liability is initially recorded, the Company capitalizes this cost by increasing the carrying amount of the related property and equipment. Over time, the liability is accreted for the change in its present value and the capitalized cost in oil and natural gas properties is depleted based on units of production consistent with the related asset.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP as detailed in the Financial Accounting Standards Boards (“FASB”) Accounting Standards Codification (“ASC”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from these estimates.

The accompanying consolidated financial statements are based on a number of significant estimates including quantities of oil, natural gas and natural gas liquids (“NGL”) reserves that are the basis for the calculations of depreciation, depletion, amortization (“DD&A”), and determinations of impairment of oil and natural gas properties. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas and there are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment along with estimated selling prices. As a result, reserve estimates may materially differ from the quantities of oil and natural gas that are ultimately recovered.

Joint activities

Certain types of exploration, development, and production activities are conducted jointly with other entities and, accordingly, the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Impairment of long-lived assets

The Company follows the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that our long-lived assets be assessed for potential impairment of their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Proved oil and natural gas properties are evaluated by field for potential impairment. An impairment on proved properties is recognized when the estimated undiscounted future net cash flows of a field are less than its carrying value. If an impairment occurs, the carrying value of the impaired field is reduced to its estimated fair value, which is generally estimated using a discounted cash flow approach.

F-9

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 2 – Significant accounting policies (continued)

Impairment of long-lived assets (continued)

Unproved oil and natural gas properties do not have producing properties and are valued on acquisition by management, with the assistance of an independent expert when necessary. As reserves are proved through the successful completion of exploratory wells, the cost is transferred to proved properties. The cost of the remaining unproved basis is periodically evaluated by management to assess whether the value of a property has diminished. To do this assessment, management considers, (i) estimated potential reserves and future net revenues from an independent expert, (ii) our history in exploring the area, (iii) our future drilling plans per our capital drilling program prepared by our reservoir engineers and operations management, and (iv) other factors associated with the area. Impairment is taken on the unproved property value if it is determined that the costs are not likely to be recoverable. The valuation is subjective and requires management to make estimates and assumptions which, with the passage of time, may prove to be materially different from actual results.

Accounts receivable

Receivables consist of uncollateralized mineral and royalty income due from operators for oil and gas sales to purchasers and receipts from the Company’s non-operating interest ownership. Those purchasers remit payment for production to the operator and the operator in turn remits payment to Phoenix for the agreed-to royalties. Receivables from third parties, for which we did not receive actual information, either due to timing delays or due to the unavailability of data at the time when revenues are recognized, are estimated. Volume estimates for wells with available historical actual data are based upon, (i) the historical actual data for the months the data is available or (ii) engineering estimates for the months the historical actual data is not available. Phoenix does not recognize revenues for wells with no historical actual data because we cannot conclude that it is probable that a significant revenue reversal will not occur in future periods. Pricing estimates are based upon actual prices realized in an area by adjusting the market price for the average basis differential from market on a basin-by-basin basis.

Phoenix routinely reviews outstanding balances, assesses the financial strength of its customers, and records a reserve for amounts not expected to be fully recovered. There is no allowance for doubtful accounts as of December 31, 2022 and 2021.

Concentration of significant customers

Financial instruments that potentially subject Phoenix to concentrations of credit risk consist of cash, receivable, royalty revenue, and our revolving credit facility. Royalty revenues are concentrated among operators engaged in the energy industry within the United States. Management periodically assesses the financial condition of these entities and institutions and considers any possible credit risk to be minimal.

As of the end of December 2022, concentrations in accounts receivable of 34% and 10% existed within two operators. Comparatively, in 2021, concentrations of 33%, 25%, 17% and 10% existed within four operators.

Concentration in customers also existed in both years. In 2022, 61% of the Company’s revenues were concentrated within four operators, compared with 2021, where 70% of the Company’s revenues were concentrated within four operators.

Oil and gas properties

The Company invests primarily in mineral, royalty, and overriding royalty interests of oil and natural gas properties. Oil and natural gas producing activities are accounted for in accordance with the successful efforts method of accounting. Under this method, costs of acquiring properties are capitalized. All general and administrative costs unrelated to acquisitions are expensed as incurred. Depletion of capitalized costs is recorded using the units-of-production method based on proved reserves. On the sale or retirement of a proved property, the cost and related accumulated depletion are removed from the property accounts and any gain or loss is recognized.

F-10

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 2 – Significant accounting policies (continued)

The depletion rate is determined by dividing the cumulative recovered barrels of oil by the estimated ultimate recovery by well and averaged amongst all wells within the pooled unit. This rate is multiplied by the original cost basis and reduced by depletion taken in prior periods. The cost basis remaining represents the percentage of the asset remaining to be recovered by the wells within the pooled unit.

For more than 95% of properties within Phoenix’s portfolio, oil production represents over 85% of the value of the property and in some cases approached 100%. Therefore, for depletion purposes, Phoenix uses oil recovery for all properties as the unit of production for depletion.

Phoenix evaluates the oil and gas properties in its portfolio on a yearly basis for impairment, in accordance with the FASB’s authoritative guidance, a discount rate of 10% (as prescribed by industry standards) is applied to the annual future net cash flows to determine if the carrying value of the property exceeds the present value of future cashflows. Phoenix has not impaired the value of any properties in 2022 or 2021.

Equipment and other property

Equipment and other property are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The costs of normal maintenance and repairs are charged to expense as incurred. Material expenditures that increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold or otherwise disposed of, and the related accumulated depreciation, are removed from the accounts and any gain or loss is reflected in current earnings. These amounts are included in “other receivables and assets” on the balance sheet. Depreciation for equipment and other property for 2022 amounted to $90,519 compared to $8,482 in 2021.

Revenue from contracts with customers

The Company recognizes its revenues following ASC Topic 606, Revenue from Contracts with Customers, (“ASC 606”). Revenue is recorded when title passes to the operator or purchaser. Royalty interest owners have no rights or obligations to explore, develop, or operate properties and do not incur any of the costs of exploration, development, and operation of the properties. Given the inherent time lag between when oil, natural gas, NGL production and sales occur, and when operators or purchasers often make disbursements to royalty interest owners and due to the large potential fluctuations of both oil production and sale price, a significant portion of the Company’s revenue may represent accrued revenue based on estimated net sales volumes and estimated selling prices.

Oil and natural gas sales

Oil, natural gas, and NGL sales revenues are generally recognized when control of the product is transferred to the customer, the performance obligations under the terms of the contracts with customers are satisfied and collectability is reasonably assured. As non-operators and mineral right owners, Phoenix in applicable situations have elected not to have control of the product. All of the Company’s oil, natural gas, and NGL sales are made under contracts with customers (operators). The performance obligations for the Company’s contracts with customers are satisfied at a point in time through the delivery of oil and natural gas to its customers.

Allocation of transaction price to remaining performance obligations

As the Company has determined that each unit of product generally represents a separate performance obligation, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has utilized the practical expedient in ASC 606, which permits the Company to allocate variable consideration to one or more but not all performance obligations in the contract if the terms of the variable payment relate specifically to the Company’s efforts to satisfy that performance obligation and allocating the variable amount to the performance obligation is consistent with the allocation objective under ASC 606. Additionally, the Company will not disclose variable consideration subject to this practical expedient.

F-11

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 2 – Significant accounting policies (continued)

Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable.

The three levels of the fair value measurement hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e., supported by little or no market activity).

Advertising and marketing costs

Advertising and marketing costs for the years ended December 31, 2022 and December 31, 2021 was approximately $5,349,874 and $231,290, respectively.

Change in accounting principles

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. FASB also subsequently issued additional ASUs which amend and clarify Topic 842. The most significant change in the new leasing guidance is the requirement to recognize right-of-use (“ROU”) assets and lease liabilities for operating leases on the consolidated balance sheets.

The Company adopted these ASUs effective January 1, 2022, using the modified retrospective approach. As a result of adopting these ASUs, the Company recorded operating ROU assets and lease liabilities. Adoption of the new standard did not materially impact the Company’s net income and had no impact on cash flows.

Income taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. The pro rata share of taxable income or loss is included in the individual income tax returns of members based on their percentage of ownership. Consequently, no provision for incomes taxes is made in the accompanying consolidated financial statements.

F-12

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 3 – Oil and gas properties

The Company invests in two materially different asset classes – mineral rights (including overriding royalty interest and non-participating royalty interest) and non-operated working interests using the successful efforts method of accounting for both asset classes.

Mineral rights, overriding royalty interest, and non-participating royalty interests

The mineral rights account consists of 398 unique mineral rights holdings (3,622 NMA) in 2021 and 1,800 unique mineral rights holdings (33,907 NMA) in 2022. Phoenix divested 7 unique mineral holdings (89 NMA) in 2021 and zero mineral holdings in 2022. Most of these holdings are in the Williston Basin, ND/MT with the majority proven and currently producing. The mineral rights holdings are diverse, with no significant concentrations. Mineral rights are the first of two asset classes that the Company invests in.

Non-operated working interests – leases and unleased minerals

Non-operated working interests are the second of the two asset classes that the Company invests in. Leases represent the potential to participate in drilling projects, absorbing both the cost of the drilling project as well as the larger rate of return when the wells produce (as compared with the smaller lease rate owned by the lessee).

Non-operated working interests – leases and unleased minerals (continued)

The following details the location of the Company’s oil and natural properties, proved, and unproved by location (before accumulated depletion):

	Year Ended December 31,
	2022	2021
Oil and natural gas properties, proved:
Williston Basin	$70,734,509	$27,785,561
Powder River Basin	27,545,506	-
Denver-Julesburg	15,523,479	12,503,071
Permian Basin	9,610,281	8,134,601
Other	10,212	-
	123,423,987	48,423,233

Oil and natural gas properties, unproved:
Williston Basin	14,256,467	681,536
Powder River Basin	1,334,995	74,103
Denver-Julesburg	14,743,070	74,103
Permian Basin	8,903,657	28,760
Other	2,589,499
	41,827,688	858,502
	$165,251,675	$49,281,735

Proved and unproved properties

Phoenix considers a property proved when there are estimated quantities of oil, natural gas, and NGLs which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) existing at the time the estimate was made.

Phoenix considers a property unproved when there are currently no producing wells pooling the property. For the majority of the value of the unproven properties in 2022, Phoenix has analyzed the wells within a 10-mile radius of the property to conclude the property is economically viable for oil extraction and has the potential to be drilled and become proved reserves.

F-13

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Mineral and royalty revenues

Phoenix is paid mineral and royalty revenue monthly by the various operators and working interest owners within the pooled units that Phoenix owns. Mineral and royalty revenues are subject to various expenses that are removed from Phoenix’s paystub including owner deductions, severance and ad valorem taxes, and out-of-state owner withholdings. Phoenix grosses revenue up on the top-line and includes these expenses as operating expenses on the statements of operations.

Note 4 – Financial derivatives

All derivative financial instruments are recorded at fair value. The Company has not designated its derivative instruments as hedges for accounting purposes and, as a result, marks its derivative instruments to fair value and recognizes the cash and non-cash changes in fair value in the statements of operations under the caption “Loss of financial derivates.”

Commodity Contracts

During 2022, the Company used no costs collars with corresponding put and call options to reduce price volatility associated with certain of its royalty income. Under the Company’s no cost collar contracts, each collar has an established floor price and ceiling price. When the settlement price is below the floor price, the counterparty is required to make a payment to the Company and when the settlement price is above the ceiling price, the Company is required to make a payment to the counterparty. When the settlement price is between the floor and the ceiling, there is no payment required outside of the net cost of the contracts.

The Company’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on New York Mercantile Exchange West Texas Intermediate pricing (Cushing).

By using derivative instruments to economically limit exposure to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties have been determined to have an acceptable credit risk for the size of derivative position placed; therefore, the Company does not require collateral from its counterparties.

As of December 31, 2022, the Company had the following outstanding derivative contracts.

Settlement Month	Settlement Year	Type of Contract	Bbls Per Month	Index	Weighted Average Floor Price	Weighted Average Ceiling Price
March	2023	Collars	30,000	WTI Cushing	$56.67	$112.33
April	2023	Collars	10,000	WTI Cushing	$55.00	$106.00
June	2023	Collars	5,000	WTI Cushing	$55.00	$110.00

Gain and Losses on Derivate Instruments

The following table summarized the gains and losses on derivate instruments included in the statements of operations and the net cash payments on derivates for the periods presented:

	Year Ended December 31,
	2022	2021
Loss on derivate instruments	$(2,238,863)	$(30,473)
Net cash payments on derivatives	(1,328,021)	(203,150)

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

F-14

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Derivative Instruments Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are reported at fair value on a recurring basis, including the Company’s derivative instruments. The fair values of the Company’s derivative contracts are measured internally using established commodity futures price strips for the underlying commodity provided by a reputable third party, the contracted notional volumes, and time to maturity. These valuations are Level 2 inputs.

The following table provides (i) fair value measurement information for financial assets and liabilities measured at fair value on a recurring basis, (ii) the gross amounts of recognized derivative assets and liabilities, (iii) the amounts offset under master netting arrangements with counterparties, and (iv) the resulting net amounts presented in the Company’s consolidated balance sheets as of December 31, 2022 and 2021. The net amounts are classified as current or noncurrent based on their anticipated settlement dates.

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets:
Current
Derivative instruments	$-	$17,550	$-	$17,550	$(17,550)	$-

Liabilities
Current
Derivative instruments	$-	$19,450	$-	$19,450	$(17,550)	$1,900

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total Gross Fair Value	Gross Amounts Offset in Balance Sheet	Net Fair Value Presented in Balance Sheet
Assets:
Current
Derivative instruments	$-	$408,914	$-	$408,914	$(236,236)	$172,677

Liabilities
Current
Derivative instruments	$-	$236,236	$-	$236,236	$(236,236)	$-

Note 5 – Asset retirement obligations

As part of the development of oil and natural gas properties, the Company incurs asset retirement obligations (“ARO”). ARO results from the Company’s responsibility to abandon and reclaim their net share of all working interest properties and facilities. At December 31, 2022 and 2021, the net present value of the total ARO was estimated to be $62,216 and $40,465, with the undiscounted value being $467,895 and $187,699, respectively. The majority of the Company’s assets are mineral rights or minority interest non-operated working interests which generally do not incur large amounts of ARO. Total ARO shown in the table below consists of amounts for future plugging and abandonment liabilities on the wellbores and facilities based on third party estimates of such costs, adjusted for inflation at a rate of 2.50% per annum for the years ended December 31, 2022 and 2021. These values are discounted to present value using a rate of 7.5% per annum for the years ended December 31, 2022 and 2021.

F-15

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

The following table summarizes the changes in the ARO for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
Asset retirement obligations at beginning of period	$40,465	$23,048
Additions	18,716	14,594
Accretions	3,035	2,823
Asset retirement obligations at end of period	$62,216	$40,465
Long-term portion	$62,216	$40,465

ARO is measured using primarily Level 3 inputs. The significant unobservable inputs to this fair value measurement include estimates of plugging costs, remediation costs, inflation rate, and well life. The inputs are calculated based on historical data as well as current estimated costs.

Note 6 – Accounts payable

The accounts payable balance consists primarily of (98% of the costs in 2022 and 86% in 2021) joint interest billing (JIB) costs due for drilling and completing wells that Phoenix has an interest in. In 2022, Phoenix has concentration in the accounts payable account with 60% of the costs concentrated within two different operators. Similarly, in 2021, 84% of the costs were concentrated within three operators.

Note 7 – Line of credit

On October 28, 2021, the Company obtained a $23,000,000 open-end revolving line of credit with Cortland Credit Lending Corporation due on October 28, 2022. On October 20, 2022, the Company and Cortland Credit Lending Corporation mutually agreed to the first of four contemplated 6-month extensions, extending the maturity to April 28, 2023 (see note 14). As of December 31, 2021 and 2022, the balance of the line of credit was $21,850,000 and $23,000,000, respectively. The average outstanding balance for 2022 was $23,000,000 and total interest paid for the Cortland Line of Credit in 2022 was $2,768,724. Interest is payable monthly at a variable rate per annum equal to the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. The line of credit is collateralized by assets within the Company’s oil and gas properties.

F-16

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 8 – Notes payable

Phoenix had notes payable balances of $94,357,504 and $11,371,208 at the end of 2022 and 2021, respectively. The following table details the notes payable balances:

	Year Ended December 31,
	2022	2021
Cortland term loan	$3,833,333	$4,833,333
Unsecured debt - Regulation D	46,934,755	6,537,875
Unsecured debt - Regulation A+	35,701,834	-
Merchant cash advances	6,817,684	-
Other notes payables	1,069,898
	$94,357,504	$11,371,208

Cortland Credit Lending Corporation term loan

On October 28, 2021, as part of the larger agreement with Cortland Credit Lending Corporation, Phoenix also obtained a $5,000,000 five-year term loan with Cortland Credit Lending Corporation in conjunction with the line of credit (collectively the “Senior Debt”). Interest is payable monthly at a variable rate per annum equal to the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. In addition, a term payment of $83,333 is due at the end of each month. The balance of the term loan on December 31, 2022 is $3,833,333. Interest of $524,120 was attributable to the Cortland term loan in 2022 compared to $422,531 in 2021.

Unsecured debt

Phoenix also has several investor programs issued under Regulation A+ and Regulation D of federal securities law. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Regulation A+ and Regulation D provide a number of exemptions from the registration requirements, allowing some companies to offer and sell their securities without having to register the offering with the SEC. Under these programs, Phoenix raised an additional $82,636,589 of debt from thousands of unique investors with the majority of interest rates ranging from 8% to 15% annual percentage rate (“APR”). The maturities of these notes range from nine-months to seven years. Interest is paid monthly for the majority of notes. For the notes where interest is being compounded, interest is expensed and capitalized monthly. Interest expense of $2,163,531 and $457,387 in 2022 and 2021, respectively, was attributable to these notes.

Merchant cash advances

In 2022, Phoenix raised funds through several merchant cash advance loans with Libertas Funding, Upwise Capital and Lendspark Business Funding. These advances are for the purchase and sale of future cash receipts and receivables. At the end of December, 2022, the outstanding balance of these loans was $6,817,684. Interest expense of $2,796,923 was attributable to these loans in 2022, compared to $0 in 2021. These loans carried factor rates of 15 to 24.

Paycheck Protection Program

In May 2020, the Company received a loan under the Paycheck Protection Program (“PPP”) for an amount of $192,437, which was established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and administered by the U.S. Small Business Administration (“SBA”). The PPP loan matures in April 2025 and bears interest at 1% per annum with an interest only period until the applicable deferral period expires. The receipt of the funds from the PPP loan and the forgiveness of the PPP loan is dependent on the Company having initially qualified for the PPP loan and qualifying for the forgiveness of such PPP loan based on funds being used for certain expenditures such as payroll costs and rent, as required by the terms of the PPP loan. As of July 2021, the PPP loan was forgiven in full.

F-17

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Future payments for the notes payable amounts to

:

Years ended December 31,	Amount
2023	$29,856,684
2024	1,573,801
2025	39,562,010
2026	-
Thereafter	23,365,009
Total	$94,357,504

Note 9 – Deferred closing

The Company has agreed to deferred closing arrangements (installment sales) with numerous clients. As of December 31, 2022 and 2021, amounts owed totaled $11,228,720 and $2,970,940, respectively. As of December 31, 2022, approximately $5,695,582 is classified as current and approximately $3,236,155 and $2,296,983 is due in 2024 and 2025, respectively. Deferred closings have several different payment structures and interest rates ranging from 8% to 15% annually. Interest is capitalized quarterly on deferments that are not paying interest quarterly.

Note 10 – Vendor agreements

The Company has agreed to several non-interest-bearing agreements with important vendors. The largest balance is a settlement with EDF Trading North America, a derivatives company that provided derivates contracts to the Company throughout 2022. The Company agreed to pay its derivatives liability from its derivatives losses over a period of 12-months starting in July of 2022 at cost. The balance of this agreement at December 31, 2022, was $842,606 and included in the vendor agreements liability in the consolidated balance sheets.

Note 11 – Members’ equity

Members’ equity consists of two buckets, retained earnings and owner’s investment. Owner’s investment represents contributions and distributions made by Lion of Judah Capital, LLC, the majority profit-share owner.

All members of Phoenix have a profit-share interest in Phoenix’s net income. All partners are paid bi-monthly guaranteed payments, which are a draw against each member’s future capital account. Lion of Judah Capital, LLC is credited with a 10% preferential return on its contributed capital before member’s profit-share percentages are applied to net income.

Note 12 – Related parties transactions

During the year ended December 31, 2022, the Company utilized the engineering services of a consultant who is a related party of Lion of Judah Capital, LLC and economic interest owner of Lion of Judah Capital, LLC. The consultant does not have voting or other managerial rights of Lion of Judah Capital, LLC. The Company engaged the consultant via a consulting agreement and compensated them $323,000 for their services throughout the year. The agreement is month to month and can be terminated by the Company at any time for any reason.

F-18

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Note 13 – Leases

The Company leases its office facilities under a noncancelable operating lease agreement. The Company determines whether a contract contains a lease at inception by determining if the contract conveys the right to control the use of identified office space and vehicles for a period of time in exchange for consideration. The Company’s lease agreement contains lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on relative stand-alone prices.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of the future minimum lease payments over the lease term. Renewal and termination clauses that are factored into the determination of the lease term if it is reasonably certain that these options would be exercised by the Company. Lease assets are amortized over the lease term unless there is a transfer of title or purchase option reasonably certain of exercise, in which case the asset life is used. The Company’s lease agreement includes variable payments. Variable lease payments not dependent on an index or rate primarily consist of common area maintenance charges and are not included in the calculation of the ROU asset and lease liability and are expensed as incurred. In order to determine the present value of lease payments, the Company uses the implicit rate when it is readily determinable.

As the Company’s lease does not provide an implicit rate, management uses the Company’s risk-free discount rate based on the information available at lease commencement to determine the present value of lease payments.

The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants. At December 31, 2022, the Company does not have leases where it is involved with the construction or design of an underlying asset, has no material obligation for leases signed but not yet commenced and does not have any material sublease activities.

Practical Expedients Elected:

•

The Company elected the three transition practical expedients that permit an entity to (a) not reassess whether expired or existing contracts contain leases, (b) not reassess lease classification for existing or expired leases, and (c) not consider whether previously capitalized initial direct costs would be appropriate under the new standard.

•	The Company has elected to utilize the risk-free discount rate (2% at lease inception) to calculate lease assets and liabilities.

Future minimum lease payments as of December 31, 2022 is as follows:

Year Ending December 31:	Operating
2023	$454,576
2024	464,387
2025	452,624
2026	352,587
Thereafter	667,471
Total lease payments	2,391,645
Less: interest	(125,769)
Present value of lease liabilities	$2,265,876

F-19

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

Required supplemental information relating to our leases for the years ended December 31, 2022

Year ending December 31	2022

Operating:
Operating leases, included in operating expenses	$200,669
Short-term leases , included in operating expenses	232,050
Variable lease payments, included in operating expenses	2,000

Less: Sublease income, included in other income, net	-
Net operating lease cost	434,719

Cash flow information:
Cash paid for amounts included in measurement of lease liabilities:
Operating cash flows from operating leases	86,682
Lease assets obtained in exchange for lease liabilities:
Operating leases	2,332,546

Lease Term and Discount Rate:
(in years)
Weighted average remaining lease term—Operating leases	6
Weighted average discount rate—Operating leases	2.0%

Rent expense under the lease agreements totaled approximately $171,000 for the year ended December 31, 2021.

Note 14 – Subsequent events and liquidity risk

Management has evaluated subsequent events through May 1, 2023, in connection with the preparation of these consolidated financial statements, which is the date the consolidated financial statements were available to be issued.

Cortland Credit Lending Corporation line of credit and term loan pay off

On April 28, 2023, the Company renegotiated the terms of its Senior Debt with Cortland Credit Lending Corporation. The agreement will pay off the senior-secured facility (both the line of credit and term loan) in ten installments from April 2023 through January 2024. The interest rate on the loan is a rate per annum equal to the greater of (a) 10.50% and, (b) the TD Bank US Prime Rate, plus 7.25%. The ten installment payments are $2,658,333 each plus interest thereon.

Liquidity Risk

Liquidity risk is the risk that the Company’s cash flows from operations will not be sufficient for the Company to continue operating and discharge its liabilities in the normal course of operations. The Company is exposed to liquidity risk as its continued operation is dependent upon its ability to obtain financing, either in the form of debt or equity, or achieving profitable operations in order to satisfy its liabilities as they come due.

At December 31, 2022 the Company had negative working capital of $71,479,419. The Company expects to repay its financial liabilities in the normal course of operations and to fund future operational and capital requirements through operating cash flows and through issuance of debt and/or equity. As of April 30, 2023 the company has raised $107,235,852 of additional notes through its investor program in 2023 (see note 8).

F-20

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND DECEMBER 31, 2021

The Company may need to conduct asset sales, which is not a planned course of action, and/or issuances of debt and/or equity if liquidity risk increases in a given period. The Company believes it has sufficient funds to meet foreseeable obligations by actively monitoring its credit facilities through use of the loans, asset sales, cost reductions and coordinating payment and revenue cycles.

Under the accounting guidance related to the presentation of financial statements, the Company is required to evaluate, whether or not the entity’s current financial condition, including its sources of liquidity at the date that the consolidated financial statements are issued, will enable the entity to meet its obligations as they come due within one year of the date of the issuance of the Company’s consolidated financial statements and to make a determination as to whether or not it is probable, under the application of this accounting guidance, that the entity will be able to continue as a going concern.

In applying applicable accounting guidance, management considered the Company’s current financial condition and liquidity sources, including current funds available, forecasted future cash flows, the Company’s obligations due over the next twelve months as well as the Company’s recurring business operating expenses.

The Company is able to conclude that it is probable that the Company will be able to meet its obligations arising within one year of the date of issuance of these consolidated financial statements within the parameters set forth in the accounting guidance.

F-21

SUPPLEMENTAL SCHEDULES

10

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS) – NON-GAAP

FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

	Unaudited
	Year Ended December 31,
	2022	2021
STATEMENTS OF OPERATIONS
Net Loss (Income)	$(702,676)	$(659,546)

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	14,246,499	5,599,048
Other depreciation, depletion, accretion and amortization	90,519	8,482
Interest expense	10,989,671	1,669,930
Total expenses to add back	25,326,689	7,277,460

OTHER FINANCIAL DATA
EBITDA (1)	$24,624,013	$6,617,914

(1) EBITDA is a non-GAAP supplemental financial measure used by management and by external users of financial statements such as investors, research analysts, and others, to assess the financial performance of our assets and their ability to sustain distributions over the long term without regard to financing methods, capital structure, or historical cost basis.

EBITDA is defined as net income (loss) before interest expense, income taxes, and depreciation, depletion, and amortization.

EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of EBITDA may differ from computations of similarly titled measures of other companies.

11

PHOENIX CAPITAL GROUP HOLDINGS, LLC AND SUBSIDIARIES
SCHEDULES OF SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021

	Unaudited
	Year Ended December, 31
	2022	2021
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Guaranteed payments	$3,770,121	$1,087,699
Office supplies, equipment, and software	661,595	234,577
Rent	434,719	171,365
Bank charges and fees	545,450	551,177
Dues and subscriptions	44,922	10,020
Shipping, freight, and delivery	100,867	27,171
Other	824,446	115,726
Total selling, general, and administrative expenses	$6,382,120	$2,197,735

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Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Phoenix Capital Group Holdings, LLC*

(2)(b)	Limited Liability Company Agreement of Phoenix Capital Group Holdings, LLC*

(3)(a)	Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank N.A., as trustee, dated as of January 12, 2022**

(3)(b)	Form of Bond*

(3)(c)	Supplemental Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank N.A., as trustee, dated as of February 1, 2022***

(4)	Subscription Agreement*

(6)(a)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Kris Woods, dated as of August 1, 2019*

(6)(b)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Lindsay Wilson, dated as of April 23, 2019*

(6)(c)	Profits Interest Award Agreement, by and between Phoenix Capital Group Holdings, LLC and Curtis Allen, dated as of February 1, 2020*

(6)(d)	Credit Agreement, by and among Phoenix Capital Group Holdings, LLC, Cortland Credit Lending Corporation and the Guarantors, dated as of October 28, 2021*

(6)(e)	Employment Agreement by and between Phoenix Capital Group Holdings, LLC and Adam Ferrari, dated as of April 17, 2023.

11	Consent of Cherry Bekaert LLP

* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on November 19, 2021.

** Previously filed as an exhibit to the Company’s Current Report on Form 1-U filed on January 12, 2022.

*** Previously filed as an exhibit to the Company’s Current Report on Form 1-U filed on February 1, 2022.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager

Date:	May 1, 2023

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Chief Operating Officer and Manager

Date:	May 1, 2023

By:	/s/ Curtis Allen
Name:	Curtis Allen
Its:	Chief Financial Officer

Date:	May 1, 2023

14